Exhibit 99.2

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF B.O.S. BETTER ONLINE SOLUTIONS LTD. December 10, 2026 GO GREEN e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today at equiniti.com/us/ast-access. Please sign, date and mail your proxy card in the envelope provided as soon as possible. Please detach along perforated line and mail in the envelope provided. 121026 THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE The descriptions of the proposals on this Proxy Card are summaries only. Please refer to the corresponding proposal in the Proxy Statement for its full description and the text of the proposed resolution. This Proxy Card and the Proxy Statement should be read together before you vote. By signing this proxy, the undersigned certifies that the undersigned is not a Controlling shareholder and has no “personal interest” under the Israeli Companies Law in the approval of any of Proposals 2, 3 and 5. The “Votes Required” section of the Proxy Statement includes more information on how to vote if you are a Controlling Shareholder or if you do have a “personal interest”. To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. 1. Proposal to re-elect the following person to serve as director on the Company’s Board of Directors: Yaron Eldad– for a term of 3 years (Class B). 2. Proposal to approve a one-time discretionary bonus to the CEO for fiscal year 2025, payable in Ordinary Shares. 3. Proposal to approve an amendment to the CEO’s bonus plan to include a formulaic performance bonus commencing with fiscal year 2026. 4. Proposal to approve changing the Company’s name from “B.O.S. Better Online Solutions Ltd.” to “BOS Technologies Ltd.” and making the corresponding amendments to the Company’s Memorandum of Association and Articles of Association. 5. Proposal to approve the Company’s proposed Amended and Restated Compensation Policy 6. Proposal to appoint Fahn Kanne & Co. Grant Thornton Israel, as the Company’s Independent Auditors for the year ending December 31, 2026, and for such additional period until the next annual general meeting of shareholders. FOR AGAINST ABSTAIN Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Form of Proxy Card B.O.S. BETTER ONLINE SOLUTIONS LTD. PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 10, 2026 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting. (Continued and to be signed on the reverse side) 1.1 14475